 Form 6-K

________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 1-32575

________________________________

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

________________________________

30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Royal Dutch Shell plc second quarter 2021 interim dividend

The Hague, July 29, 2021 − The Board of Royal Dutch Shell plc (“RDS” or the “Company”) today announced an interim dividend in respect of the second quarter of 2021 of US$ 0.24 per A ordinary share (“A Share”) and B ordinary share (“B Share”).

Chair of the Board of Royal Dutch Shell, Sir Andrew Mackenzie commented: "Shell's proven and sustainable cash generation across a range of macroeconomic scenarios has provided the Board confidence to increase shareholder distributions. As a result, the Board has decided to rebase the dividend per share to 24 US cents from the second quarter 2021 onwards."

Details relating to the second quarter 2021 interim dividend

Per ordinary share	Q2 2021
RDS A Shares (US$)	0.24
RDS B Shares (US$)	0.24

It is expected that cash dividends on the B Shares will be paid via the Dividend Access Mechanism and will have a UK source for UK and Dutch tax purposes.

Cash dividends on A Shares will be paid, by default, in euros, although holders of A Shares will be able to elect to receive dividends in US dollars or pounds sterling.
Cash dividends on B Shares will be paid, by default, in pounds sterling, although holders of B Shares will be able to elect to receive dividends in US dollars or euros.
The pound sterling and euro equivalent dividend payments will be announced on September 6, 2021.

Per ADS	Q2 2021
RDS A ADSs (US$)	0.48
RDS B ADSs (US$)	0.48

Cash dividends on American Depository Shares (“ADSs”) will be paid, by default, in US dollars.
RDS A and B ADSs are listed on the New York Stock Exchange under the symbols RDS.A and RDS.B, respectively. Each ADS represents two ordinary shares, two A Shares in the case of RDS.A or two B Shares in the case of RDS.B. ADSs are evidenced by an American Depositary Receipt (ADR) certificate. In many cases the terms ADR and ADS are used interchangeably.

Dividend timetable for the second quarter 2021 interim dividend

Event	Date
Announcement date	July 29, 2021
Ex- Dividend Date for ADS.A and ADS.B	August 12, 2021
Ex- Dividend Date for RDS A and RDS B	August 12, 2021
Record date	August 13, 2021
Closing of currency election date (see Note below)	August 27, 2021
Pound sterling and euro equivalents announcement date	September 6, 2021
Payment date	September 20, 2021

Note

A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Taxation - cash dividends

Cash dividends on A Shares will be subject to the deduction of Dutch dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Non-Dutch resident shareholders, depending on their particular circumstances, may be entitled to a full or partial refund of Dutch dividend withholding tax.
If you are uncertain as to the tax treatment of any dividends you should consult your tax advisor.

Dividend Reinvestment Programmes (“DRIP”)

The following organisations operate Dividend Reinvestment Plans (“DRIPs”) which enable RDS shareholders to elect to have their dividend payments used to purchase RDS shares of the same class as those already held by them:

  Equiniti Financial Services Limited (“EFSL”), for those holding shares (a) directly on the register as certificate holder or as CREST Member and (b) via the Nominee Service;
  ABN-AMRO NV (“ABN”) for Financial Intermediaries holding A shares or B shares via Euroclear Nederland;
  JPMorgan Chase Bank, N.A. (“JPM”) for holders of A and B American Depository Shares;

and

  Other DRIPs may also be available from the intermediary through which investors hold their shares.

Such organisations provide their DRIPs fully on their account and not on behalf of Royal Dutch Shell plc. Interested parties should contact DRIP Offerors directly.
More information can be found at https://www.shell.com/drip
To be eligible for the next dividend, shareholders must make a valid dividend reinvestment election before the published date for the close of elections.

Enquiries

Media International: +44 207 934 5550
Media Americas: +1 832 337 4355

Cautionary note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-looking statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investors and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 29, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement. The content of websites referred to in this announcement do not form part of this announcement. We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: July 29, 2021	/s/ Linda Coulter
Linda Coulter
Company Secretary